UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated May 4, 2012, announcing that the Company has taken delivery of the M/V Prosperous Seas, a Handysize vessel from the Zhejiang Ouhua Shipbuilding Co in China.

This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370) and prospectus supplement filed with the U.S. Securities and Exchange Commission on October 12, 2010, with the exception of the comments of Mr. Michael Bodouroglou contained in the third paragraph of the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: May 4, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING ANNOUNCES
DELIVERY OF HANDYSIZE NEWBUILDING VESSEL

ATHENS, Greece (May 4, 2012) - Paragon Shipping Inc. (NYSE: PRGN) (“Paragon Shipping” or the “Company”), announced today that it has taken delivery of the M/V Prosperous Seas, a 37,293 dwt Handysize vessel, from the Zhejiang Ouhua Shipbuilding Co in China.

The vessel has been chartered out to Cargill International S.A. (the “Charterers”) for a period of 23 to 26 months at a gross daily rate of $12,125. In addition, the Charterers have the option to extend the charter period for an additional 11 to 14 months at a gross daily rate of $15,500. As a result, the Company’s contracted revenue days now stand at 92% in 2012, at 68% in 2013 and at 35% in 2014 based on the latest redelivery dates. The new time charter contract is anticipated to contribute a minimum of about $8.5 million of gross revenues to the Company.

Michael Bodouroglou, Chairman and CEO of Paragon Shipping, commented, "We are happy to take delivery of Prosperous Seas, the first vessel of our newbuilding program, which marks a new chapter for our Company. In line with our chartering strategy, we have already chartered out the vessel to a first class charterer and, therefore, she is expected to start contributing to the Company’s revenues upon her sailing from the Shipyard.”

About Paragon Shipping
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of eleven drybulk vessels with a total carrying capacity of 742,065 dwt. In addition, the Company’s current newbuilding program consists of three Handysize drybulk carriers that are scheduled to be delivered in the current year 2012, and two 4,800 TEU Containerships that are scheduled to be delivered in 2013. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two Containerships under construction. For more information, visit: www.paragonship.com. (the information contained on the Company’s website does not constitute part of this press release).

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include without limitation the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts
Paragon Shipping Inc.
info@paragonship.com
Allen & Caron Inc.
Rudy Barrio
r.barrio@allencaron.com
(212) 691-8087